Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Mississippi Valley Bancshares, Inc.

Exchange Act File No.:  0-22008

Immediately

Marshall & Ilsley Corporation

Mark F. Furlong

(414) 765-8052

Mississippi Valley Bancshares, Inc.

Paul M. Strieker

(314) 543-3505

MISSISSIPPI VALLEY MAILS MERGER

ELECTION FORMS TO ITS SHAREHOLDERS

St. Louis, MO and Milwaukee, WI – August 30, 2002 – Mississippi Valley Bancshares, Inc. (Nasdaq: MVBI) and Marshall & Ilsley Corporation (NYSE: MI) announced that election forms and letters of transmittal are being mailed to Mississippi Valley’s shareholders commencing today in connection with the pending merger between Mississippi Valley and M&I.  Mississippi Valley shareholders are scheduled to meet on September 4, 2002 to vote on the merger.  M&I has received Federal Reserve Board and state regulatory approvals for the transaction and expects all other conditions to the merger to be satisfied by the end of September.  Subject to receiving shareholder approval and satisfaction of the other customary conditions to closing, the transaction is expected to be completed in early October.  The deadline for Mississippi Valley shareholders to return the election forms is September 26, 2002.

Mississippi Valley Bancshares, Inc., with $2.1 billion in assets as of June 30, 2002, has eight offices located in St. Louis, Missouri; Belleville, Illinois; and Phoenix, Arizona.  Mississippi Valley is the holding company for Southwest Bank of St. Louis.

Marshall & Ilsley Corporation is a diversified financial services corporation headquartered in Milwaukee, Wisconsin with $29.1 billion in assets.  Founded in 1847, M&I Marshall & Ilsley Bank has the largest banking presence in Wisconsin with 214 offices throughout the state.  In addition, M&I has 24 locations throughout Arizona, 11 offices in metropolitan Minneapolis/St. Paul, Minnesota and locations in Las Vegas, Nevada and Naples, Florida.  Metavante Corporation, Marshall & Ilsley Corporation’s wholly owned technology subsidiary, is a leading financial services enabler – providing virtually all of the technology an organization needs to offer financial services.  M&I also provides trust and investment management, equipment leasing, mortgage banking, financial planning, investments and insurance services from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com). M&I’s customer-based approach, internal growth and strategic acquisitions have made M&I a nationally recognized leader in the financial services industry.

This press release does not constitute an offer of any securities for sale.  Investors and security holders are advised to read the proxy statement/prospectus dated July 26, 2002 regarding the transaction described in this press release because it contains important information.  The proxy statement/prospectus was filed with the Securities and Exchange Commission by M&I.  Investors and security holders may receive a free copy of the proxy statement/prospectus and other related documents filed by M&I at the Commission’s website at http://www.sec.gov or from M&I.

This press release contains forward-looking statements about M&I and Mississippi Valley Bancshares, Inc. which are within the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the expected satisfaction of conditions to the merger and the expected closing date of the transaction.  These forward-looking statements involve certain risks and uncertainties.  There are a number of important factors that could cause future results to differ materially from the results implied in the forward-looking statements.  Factors which could cause such a difference include, but are not limited to, unexpected events which cause the proposed transaction to be delayed or terminated.  Further information on other factors which could affect the future results of M&I and Mississippi Valley Bancshares, Inc. are included in M&I’s filings with the Securities and Exchange Commission.  These documents are available free of charge at the Commission’s website at http://www.sec.gov or from M&I.